SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montréal, Québec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F   ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

Enclosures: Press Release dated December 22, 2014.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013 and 333-197742.

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI Files 2014 Annual Disclosure Documents

Montreal, Quebec, December 22, 2014 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) today filed its 2014 Annual Report on Form 40-F with the US Securities and Exchange Commission.

CGI also filed with the securities regulatory authorities in Canada and in the United States its Management Proxy Circular for its Annual General Meeting of Shareholders to be held on Wednesday, January 28, 2015.

CGI has made available on its web site at www.cgi.com/investors an online version of its annual filings including its 2014 Annual Report on Form 40-F, Management Proxy Circular, and 2014 Annual Information Form.

Notice and Access

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. For the purposes of the Notice and Access process, the Management Proxy Circular and other relevant materials are available at www.envisionreports.com/gib2014 and on the Canadian Securities Administrators web site at www.sedar.com.

Shareholders who wish to receive a paper copy of the current meeting materials may obtain them free of charge. To request a paper copy of the current meeting materials before the meeting, registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1 (514) 982 8716 outside North America and enter the control number as indicated on the Notice of Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communication Solutions, Canada toll-free at 1-877-907-7643.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$18 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

For more information:

Samantha Taccone

Coordinator

Investor Relations

samantha.taccone@cgi.com

514-415-3123

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: December 22, 2014	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer